FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of January 28, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: January 28, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about January 28, 2005

Item 3.	News Release

January 28, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Adjustment to Outstanding Share Capital

TAG Oil Ltd. (OTCBB: TAGOF), announced today that it has completed a modification to its share capital. Material details include the cancellation of 1,800,000 of 2,100,000 incentive shares and a reduction to the previously granted stock options from 765,000 to 340,000 options. As a result of these initiatives, the total number of shares outstanding was reduced from 12,584,581 to 10,784,581 (18,167,076 fully diluted).

In other news, TAG Oil announces that the Eltham 3D seismic program is now underway on the Company's 100% controlled onshore Taranaki lands.

Item 5.	Full Description of Material Change

Calgary, Alberta - January 28, 2005--/PR Newswire/--TAG Oil Ltd. (OTCBB: TAGOF), announced today that it has completed a modification to its share capital. Material details include the cancellation of 1,800,000 of 2,100,000 incentive shares and a reduction to the previously granted stock options from 765,000 to 340,000 options. As a result of these initiatives, the total number of shares outstanding was reduced from 12,584,581 to 10,784,581 (18,167,076 fully diluted).

In other news, TAG Oil announces that the Eltham 3D seismic program is now underway on the Company's 100% controlled onshore Taranaki lands. Permitting for the 15-sq km seismic program is now complete. Shot hole drilling is scheduled to commence in February 2005, with completion of the data acquisition by March 2005. The program, which is located 1 mile south of the newly discovered Cheal oil pool, will cover a number of leads in the shallow Urenui and Mt Messenger Sandstones.

TAG Oil Ltd. is a Calgary based oil and gas company with exploration assets in New Zealand. TAG Oil's regulatory filings can be viewed at www.sec.gov or www.sedar.com.

For further information:

Drew Cadenhead, President and CEO
1-403-770-1934

Garth Johnson, CFO
1-604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

January 28, 2005

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia